Exhibit 99.1
News

FOR IMMEDIATE RELEASE
BMO Appoints Christine A. Edwards to its Board of Directors
TORONTO, AUGUST 3, 2010 — Bank of Montreal today announced the appointment of Christine A. Edwards to its Board of Directors.
Based in Chicago, Ms. Edwards is a partner in Winston & Strawn’s corporate practice group. Her focus is on the regulation of the financial services industry—particularly the securities and banking industries—as well as corporate governance and public and regulatory policy issues.
“We are pleased to welcome Christine to the Board of Directors,” said David Galloway, Chairman of the Board, Bank of Montreal. “She is a well-respected lawyer with deep expertise in financial services, and is also actively involved in the civic life of Chicago — a key market for BMO.”
Ms. Edwards has worked for over 25 years in the financial services industry and prior to joining Winston & Strawn, was the executive vice president and chief legal officer at Bank One Corporation, a predecessor to JPMorgan Chase, with responsibilities for the Company’s Law, Compliance, Regulatory and Government Relations functions. She also served as executive vice-president and chief legal officer for other prominent financial services firms, including Morgan Stanley and ABN AMRO, North America.
Ms. Edwards serves on number of civic and educational Boards. She is a member of the Board of Trustees, the Executive and Nominating and Governance Committees and Chair of the Audit Committee for Rush University Medical Center. She serves on the Board of Visitors of the University of Maryland School of Law and the Board of the Chicago Network and is the former Chair of the Women on Boards Committee. She is a vice president and a Board Member of the Chicago Finance Exchange and received their prestigious President’s Award in 2008. Ms. Edwards also serves in Washington, D.C. on the Oversight Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness.

Ms. Edwards has been ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named as an Illinois Super Lawyer; and is listed in The Legal 500.
Ms. Edwards received a B.A. in English and Education in 1974 from the University of Maryland (College Park) and a J.D., with honours, from the University of Maryland School of Law (Baltimore) in 1983.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly-diversified North American financial services organization. With total assets of $390 billion as at April 30, 2010, and more than 37,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO also serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
For News Media inquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
For Investor Relations inquiries:
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019